UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (Amendment No. 1)*

                           STELLAR INTERNATIONAL INC.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                   858557 10 1
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                                 (CUSIP Number)

                         Linda M. Crouch-McCreadie, Esq.
                              207 Mockingbird Lane
                          Johnson City, Tennessee 37602
                                 (423) 928-0181
--------------------------------------------------------------------------------
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications)

                                June 4, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  858557 10 1                                              Page 2 of 11
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1.   Names of Reporting  Persons.  S.S. or I.R.S.   SJ Strategic Investments LLC
     Identification Nos. of Above Persons                             30-0060195
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member          (a)
     of a Group (See Instructions)                  ----------------------------
                                                    (b) X
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)             WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization Tennessee
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power      5,188,794
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power            0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power 5,188,794
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned          5,188,794
     by Each Reporting Person
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares (See
     Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount           23.9%
     in Row (11)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See                      00
     Instructions)
--------------------------------------------------------------------------------

CUSIP No.  858557 10 1                                              Page 3 of 11
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.  S.S. or I.R.S.    John M. Gregory
     Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a     (a)
     Group (See Instructions)                      ----------------------------
                                                    (b) X
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)              00
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)
 -------------------------------------------------------------------------------
6.   Citizenship or Place of Organization         United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power      5,188,794
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power            0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power 5,188,794
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power       0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each 5,188,794
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in       23.9%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)        IN
--------------------------------------------------------------------------------

CUSIP No.  858557 10 1                                              Page 4 of 11
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1.    Names of Reporting Persons. S.S. or I.R.S.     Joan P. Gregory
      Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a     (a)
                                                     ---------------------------
      Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)             00
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization           United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power         0
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power       0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power    0
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power  0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each    5,188,794
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in      23.9%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

CUSIP No.  858557 10 1                                              Page 5 of 11
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. S.S. or I.R.S.     Susan Gregory
      Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a     (a)
                                                     ---------------------------
      Group (See Instructions)                       (b)  X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)             00
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization           United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power         0
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power       0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power    0
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power  0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each    5,188,794
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in      23.9%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

CUSIP No.  858557 10 1                                              Page 6 of 11
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. S.S. or I.R.S.     James M. Gregory
      Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a    (a)
      Group (See Instructions)                      ----------------------------
                                                    (b) X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)            00
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power        0
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power      0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power   0
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each   5,188,794
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in    23.9%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)  IN
--------------------------------------------------------------------------------

This Amendment No. 1 to the Schedule 13D relating to the common shares (Common Shares") of Stellar International, Inc. (the "Issuer") is being filed by John M. Gregory; Joan P. Gregory; Susan Gregory; James M. Gregory; and SJ Strategies Investments LLC, a Tennessee limited liability company (collectively, the "Reporting Persons") to amend items 5 and 6 of the Schedule 13D filed on February 19, 2004.

Item 1. Security and Issuer.
        -------------------

     The title and class of equity securities to which this statement relates is the Common Shares, (the "Common Shares") of Stellar International Inc. (the "Issuer"). The Issuer's principal executive offices are located at 82 Wellington Street South, Suite 201, London, Ontario, Canada N6B 2K3.

Item 2.  Identity and Background.
         -----------------------

(a) This report is being filed by SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory (collectively, the "Reporting Persons"). SJ Strategic Investments LLC ("SJSI") is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory.

(b) The address for the Reporting Persons and the principal business office for SJSI is:

     SJ Strategic Investments LLC
     340 Edgemont  Avenue,  Suite 500
     Bristol, TN  37620.

(c) John M. Gregory is the Managing Member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI. James M. Gregory is a full-time student.

(d) None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(e) John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     All securities acquired by the Reporting Persons were purchased with the working capital of SJSI.


                                     7 of 11

Item 4.  Purpose of Transaction.
         ----------------------

The Reporting Persons have acquired their Common Shares for investment purposes and may acquire additional Common Shares, or dispose of some or all of the Common Shares, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. The Reporting Persons intend to review on a continuing basis their investment in the Common Shares, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Other than as set forth above, none of the Reporting Persons have any other plan or proposal which relates to or which would result in:

     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer;

     (b)  The sale or transfer of a material amount of assets of the Issuer;

     (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

     (d) Any material change in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (i)  Any action similar to any of those enumerated above.

                                    8 of 11

Item 5.  Interest in Securities of Issuer.
         --------------------------------

(a) The calculations in this Item are based upon 21,724,345 shares of Common Stock issued and outstanding as of June 4, 2004 (based on disclosures made by the Issuer to the Reporting Persons). As of the date hereof, the Reporting Persons jointly beneficially owned 5,188,794 shares or 23.9% of the outstanding shares of Common Stock of this Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

     (b) The information contained in Item 2 is hereby incorporated by reference. SJSI has the sole power to vote or direct the vote of 5,188,794 shares and the sole power to dispose or direct the disposition of 5,188,794 shares. As Managing Member of SJSI, John M. Gregory also has the sole power to vote or direct the vote of 5,188,794 shares and the sole power to dispose or direct the disposition of 5,188,794 shares by virtue of his ability to direct the activities of SJSI. The Reporting Persons other than SJSI and John M. Gregory do not have the power to vote or direct the vote of the shares of beneficially owned by the Reporting Persons or (ii) dispose or direct the disposition of any of the shares beneficially owned by the Reporting Persons.

     (c) During the 60 day period ended as of the date hereof, the Reporting Persons have engaged in the following private transactions with shareholders of the Issuer, with such purchases having been made for cash:

              Transaction        Date        No. of Shares       Price Per Share
               -----------       ----        -------------      ---------------
                Purchase       6/04/04        1,100,000           U.S. $1.48

     (d) The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons.

     (e)  Not Applicable.


                                    9 of 11

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As previously reported, on February 19, 2004 SJSI acquired 4,088,794 shares of Common Shares from the Issuer at an aggregate purchase price of U.S.$3,025,708 pursuant to the Subscription Agreement.

In addition to the Subscription Agreement, SJSI has entered into a Securities Purchase and Piggy-Back Rights Agreement with the Issuer (the "Securities Purchase Agreement"). Under the terms of the Securities Purchase Agreement, SJSI obtained a right to subscribe for additional Common Shares of the Issuer in the future from time to time in order to maintain its percentage equity ownership interest in the Issuer, subject to adjustment in certain circumstances. Pursuant to the Securities Purchase Agreement, the Issuer has also granted SJSI the right to participate as a selling shareholder in future offerings of the Issuer's Common Shares.

SJSI has also entered into Right of First Refusal Agreements with each of Peter Riehl, Patricia Riehl, Samuel Hahn and Kay Hahn, pursuant to which they have granted rights of first refusal to SJSI in respect of the sale of securities in the Issuer owned by them.

The Subscription Agreement, the Securities Purchase Agreement and each of the Right of First Refusal Agreements were filed in their entirety as exhibits to the Schedule 13D dated February 19, 2004 and are hereby incorporated into this
Item 6 by reference.

On June 4, 2004, the Issuer granted SJSI the right to have a representative of SJSI observe the Issuer's board and committee meetings as long as SJSI continues to hold at least 10% of the issued and outstanding Common Shares. This right does not confer directorship status on, nor create directorship or any other fiduciary duties for SJSI and is not intended to give rise to any obligations (fiduciary or otherwise), or liabilities for SJSI to the Issuer, its officers, directors, shareholders or employees.

Item 7.   Material to be Filed as Exhibits.

          Exhibit       Description
          -------       ------------

          1    Joint Filing Agreement

         *2. Subscription Agreement by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004

         *3. Securities Purchase and Piggy-Back Rights Agreement by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004

         *4. Right of First Refusal Agreement between Peter Riehl and SJ Strategic Investments LLC dated February 18, 2004

         *5. Right of First Refusal Agreement between Patricia Riehl and SJ Strategic Investments LLC dated February 18, 2004

         *6. Right of First Refusal Agreement between Samuel Hahn and SJ Strategic Investments LLC dated February 18, 2004

         *7. Right of First Refusal Agreement between Kay Hahn and SJ Strategic Investments LLC dated February 18, 2004
-----------------------
* Previously filed

                                    10 of 11

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2004

                                    SJ Strategic Investments LLC


                                    By: /s/ John M. Gregory
                                       -----------------------------------------
                                       John M. Gregory

                                    Its:  Managing Member

                                          /s/ John M. Gregory
                                          --------------------------------------
                                          John M. Gregory

                                          /s/ Joan P. Gregory
                                          --------------------------------------
                                          Joan P. Gregory

                                          /s/ Susan Gregory
                                          --------------------------------------
                                          Susan Gregory

                                          /s/ James M. Gregory
                                          --------------------------------------
                                          James M. Gregory








                                    11 of 11

                                  EXHIBIT INDEX

         Exhibit       Description
         -------       -----------

          1    Joint Filing Agreement

         *2. Subscription Agreements by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004

         *3. Securities Purchase and Piggy-Back Rights Agreementby and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004

         *4. Right of First Refusal Agreement between Peter Riehl and SJ Strategic Investments LLC dated February 18, 2004

         *5. Right of First Refusal Agreement between Patricia Riehl and SJ Strategic Investments LLC dated February 18, 2004

         *6. Right of First Refusal Agreement between Samuel Hahn and SJ Strategic Investments LLC dated February 18, 2004

         *7. Right of First Refusal Agreement between Kay Hahn and SJ Strategic Investments LLC dated February 18, 2004
------------------------
*Previously filed

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     SJ Strategic  Investments LLC, a Tennessee limited liability company,  John
M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory (the "Filing Persons"), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the
Schedule 13D.

     IN WITNESS WHEREOF, the undersigned have set their hands this 8th day of June, 2004.


                                         SJ Strategic Investments LLC


                                         By:/s/ John M. Gregory
                                            ------------------------------------
                                            John M. Gregory

                                         Its:  Managing Member

                                            /s/ John M. Gregory
                                            ------------------------------------
                                            John M. Gregory

                                            /s/ Joan P. Gregory
                                            ------------------------------------
                                            Joan P. Gregory

                                            /s/ Susan Gregory
                                            ------------------------------------
                                            Susan Gregory

                                            /s/ James M. Gregory
                                            ------------------------------------
                                            James M. Gregory